September 9, 2015
Via EDGAR
Mr. John Cash
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549

Re:	Rent-A-Center, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014 (the “Form 10-K”)
Filed March 2, 2015
Definitive Proxy Statement on Schedule 14A
Filed April 20, 2015
File No. 0-25370

Dear Mr. Cash:
This letter sets forth the responses of Rent-A-Center, Inc. (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 25, 2015 (the “Comment Letter”) with respect to the above-referenced filing. For the convenience of the Staff, we have set forth below, in boldface type, the text of the comment in the Comment Letter followed by the Company’s response thereto.

Mr. John Cash
Securities and Exchange Commission
September 9, 2015

Form 10-K for the Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis…, page 22

Critical Accounting Estimates, Uncertainties, or Assessments…, page 33

1.
You disclose on page 34 that the fair value of your Core U.S. segment exceeded its carrying value by over 6% and the fair value of your Acceptance Now segment exceeded its carrying value by over 10%. You also indicate that some of the estimates and assumptions used in determining the fair value of your reporting units include, but are not limited to, revenue growth rates, operating margins and future economic and market conditions. Please revise to include a discussion of the degree of uncertainty associated with your key estimates and assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time). Please also revise to provide a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response: In future filings, we will revise the Valuation of Goodwill section of our “Critical Accounting Estimates, Uncertainties or Assessments in Our Financial Statements” to provide additional disclosure regarding the degree of uncertainty associated with our key estimates and assumptions as well as a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect our key assumptions. For example, under this approach, the second paragraph in the “Valuation of Goodwill” discussion in our Form 10-K would read as follows:
Our reporting units are generally our reportable operating segments identified in Note S to the consolidated financial statements. Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions that we believe are reasonable but inherently uncertain, and actual results may differ from those estimates. These estimates and assumptions include, but are not limited to, future cash flows based on revenue growth rates and operating margins, and future economic and market conditions approximated by a discount rate derived from our weighted average cost of capital. Factors that could affect our ability to achieve the expected growth rates or operating margins include the general strength of the economy and other economic conditions that affect consumer preferences and spending, factors that affect the disposable income of our current and potential customers and our ability to execute on our multi-year program designed to transform and modernize our operations, including the flexible labor and sourcing and distribution initiatives. Factors that could affect our weighted average cost of capital include changes in interest rates and changes in our effective tax rate.
If the carrying value of the reporting unit exceeds fair value, we perform a second analysis to measure the fair value of all assets and liabilities within the reporting unit, and if the carrying value exceeds fair value, goodwill is considered impaired. The amount of the impairment is the difference between the carrying value of goodwill and the estimated fair value, which is calculated as if the reporting unit had just been acquired and accounted for as a business combination. At December 31, 2014, the amount of goodwill allocated to the Core U.S. and Acceptance Now segments was $1,310.1 million and $54.4 million, respectively. The fair value of the Core U.S. segment exceeded its carrying value by over 6%. The fair value of the Acceptance Now segment significantly exceeded its carrying value (by over 100%). If we fail to achieve the estimated revenue growth rates or operating margins, the fair value of a reporting unit could decrease below its carrying value, resulting in an impairment of goodwill that could have a material impact on our financial statements. During 2013 and 2012, we recorded goodwill impairment charges of $1.1 million and $1.0 million, respectively, in our Core U.S. segment as a result of the sustained underperformance of certain stores located in Canada. Based on the results

Mr. John Cash
Securities and Exchange Commission
September 9, 2015

of the annual assessment, we concluded that no further impairment of goodwill existed at December 31, 2014.
The estimates and assumptions used to determine the fair value of the Core U.S. segment are based on historical performance trends and expectations with respect to future trends in revenue growth rates and operating margins. These estimates and assumptions are consistent with management’s current view and forecast for the Core U.S. segment. For the year ended December 31, 2014, the Core U.S. segment generally performed in line with the estimates and assumptions included in our model. The excess amount of estimated fair value over carrying value for the Core U.S. segment would be impacted by the following (each taken individually and in the absence of off-setting actions by management):

•
A hypothetical 100 basis point incremental decrease over five years in the revenue growth assumption in our model would cause a decrease of 1.4% in the excess amount of estimated fair value over carrying value.

•
A hypothetical 10 basis point incremental decrease in the operating margin improvement assumption in our model would cause a decrease of 1.7% in the excess amount of estimated fair value over carrying value.

•
A hypothetical 10 basis point incremental increase in the assumed weighted average cost of capital in our model would cause a decrease of 1.4% in the excess amount of estimated fair value over carrying value.

Consolidated Financial Statements, page 37

Note S - Segment Information, page 68

2.
We note that your Mexico reportable segment has experienced significant operating losses over each of the past three fiscal years and through the six months ended June 30, 2015. Please tell us how you considered the need to perform impairment testing on rent and idle merchandise and any long-lived assets located in Mexico as of both December 31, 2014 and June 30, 2015.

Response: While our Mexico segment has experienced significant operating losses in prior periods, our long-term forecast for Mexico projects positive cash flow in future years that will recover the carrying value of rental merchandise and long-lived assets in that segment. The timeline to achieve profitability in our newly-opened stores is approximately three years, and as of December 31, 2014, approximately half of our stores had been open less than two years. Further, we do not have a plan to cease operations in Mexico at this time.
On-rent merchandise is carried at cost less accumulated depreciation. Because the contractual rental payments are generally three to four times the cost of merchandise, the expected cash flows exceed the depreciated cost of the merchandise. Held-for-rent merchandise is valued at the lower of cost or market and generally, we expect to receive future rentals of three to four times the item’s net carrying value at the date returned or recover the cost in a cash sale. There were no trends related to the net carrying value of rental merchandise that would indicate a need to perform impairment testing on rental merchandise at December 31, 2014, or June 30, 2015.
We evaluate all long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Long-lived assets for our Mexico segment are included in this evaluation and as of October 1, 2014, we concluded that the long-lived assets in our Mexico segment were not impaired. There have been no events or changes in circumstances that indicate that the carrying amounts may not be recoverable as of December 31, 2014 and June 30, 2015.

Mr. John Cash
Securities and Exchange Commission
September 9, 2015

Exhibit 23.2 - Consent of Independent Registered Public Accounting Firm

3.	Please amend your filing to include a consent that includes a conformed signature. Please refer to Item 601(B)(23)(ii) of Regulation S-K.

Response: The signed consent of Grant Thornton LLP, the Company’s former independent registered public accounting firm, was delivered prior to filing of the Form 10-K, but their conformed signature was inadvertently omitted from the version of the consent filed via EDGAR. The Company will file an amendment to the Form 10-K to include a conformed version of the consent.

Definitive Proxy Statement on Schedule 14A

Annual Cash Incentive Compensation, page 25

4.
In future filings please disclose how the payouts are calculated for each financial performance metric. For example, how did achievement of $288.7 million in EBITDA in fiscal year 2014 (or 86.4% of the target) result in a payout percentage of 30%? Similarly, how did achievement of $3.181 billion in corporate revenue (or 96.7%) result in a payout percentage of 30%?

Response: In future filings, the Company will include a schedule indicating the range of payout percentages if the target with respect to each financial performance metric is missed, met or exceeded.

In addition, pursuant to your request, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
******
Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s comments set forth above, please do not hesitate to contact Dawn Wolverton in the Company’s legal department at (972) 801-1160, or by email at dawn.wolverton@rentacenter.com.
Sincerely,
/s/ Guy J. Constant
Guy J. Constant
Executive Vice President-Finance, Chief Financial Officer and Treasurer
Rent-A-Center, Inc.

cc:	Lisa Etheredge, Securities and Exchange Commission
David Korvin, Securities and Exchange Commission
Craig Slivka, Securities and Exchange Commission

Mr. John Cash
Securities and Exchange Commission
September 9, 2015

Dawn M. Wolverton, Rent-A-Center, Inc.
Thomas W. Hughes, Norton Rose Fulbright (Fulbright & Jaworski L.L.P.)
Stacy Nahas, KPMG LLP